SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/ME No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 11, 2022

I.	Date, Time and Place: On January 11, 2022, at 2 p.m., held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, S/N, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the City and State of São Paulo.

II.	Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III.	Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

(i)	Agenda: To pass resolutions on the following matters: (i) the execution, by the Company, as guarantor, of guarantee agreements (“Operating Lease Guarantee Agreements”), in order to guarantee the fulfillment of the obligations assumed: (a) by Gol Linhas Aéreas SA ("GLA"), controlled by the Company in the Operational Leasing Agreement of two (2) Boeing 737-MAX8 aircrafts to be entered into between GLA and Castlelake, L.P. (“Castlelake”), and (b) by Special Purpose Vehicles to be incorporated in Cayman (“SPVs’) in the Financing Leasing Agreements of ten (10) Boeing 737-MAX8 aircrafts to be entered with Castlelake; and (ii) the resignation of the Company’s officer, Mr. André Fehlauer.

IV.	Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matter hereof, the members of the Board of Directors unanimously approved:

(i)	the execution, by the Company, as guarantor, of Operating Lease Guarantee Agreements, in order to guarantee the fulfillment of the obligations assumed: (a) by GLA, controlled by the Company in the Operational Leasing Agreement of two (2) Boeing 737-MAX8 aircrafts to be entered into between GLA and Castlelake, and (b) by SPVs to be incorporated in Cayman in the Financing Leasing Agreements of ten (10) Boeing 737-MAX8 aircrafts to be entered with Castlelake; and

(ii)	the record of the resignation presented by Mr. André Fehlauer, Brazilian, married, businessman, bearer of Identity Card RG No. 22.929.69, issued by SSP/SC, enrolled with the CPF/ME under No. 908.180.839-72, with business address at Alameda Rio Negro, No. 585, Bloco B, 2nd floor, cj. 21 e 22, Part A, Alphaville, City of Barueri, State of São Paulo, from the position of Smiles Vice-President Officer, for which he was elected at the Board of Directors’ meeting held on November 8, 2021, as per the resignation letter presented by him to the Company on December 16, 2021 and filed at the Company's headquarters; and

V.         Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board – Chairman, Mr. Constantino de Oliveira Junior; Secretary, Ana Beatriz M. P. de Almeida Lobo. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino e Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn up in the proper book.

São Paulo, January 11, 2022.

__________________________________ Constantino de Oliveira Junior Chairman	__________________________________ Ana Beatriz M. P. de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer